Filed by Advanced Digital Information Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

May 2006

IN THIS ISSUE • Corporate Announcements • Product Announcements

Corporate Announcements

Quantum Corporation to Acquire Advanced Digital Information Corporation

On May 2, 2006 ADIC announced that we signed an agreement to merge with Quantum Corporation. The transaction is subject to shareholder and regulatory approvals and is expected to take two to four months to close.

We are tremendously excited about the promise that the combination holds for you, our customers, and for our people. When the two teams join, we will create the world’s largest independent backup, recovery, and archive company, with the industry’s most comprehensive range of solutions for storing, managing, protecting, and recovering data in open systems environments. We will have more than 3000 employees, and over 700 people on our service team. Over the last four quarters, combined revenues of the two companies were more than $1.2 billion.

We are not alone in believing that the combined enterprise will be good for the storage community. Steve Duplessie of the Enterprise Strategy Group commented that “the combined company will have an enormous set of offerings, the scale, footprint and financial foundation to really have an impact in the data protection market.” It is “great news for customers.”

For ADIC customers, please click here to read a letter from Peter van Oppen, ADIC Chairman and CEO

Please click here to review the full press release announcement.

ADIC plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus, and Quantum plans to file with the SEC a Registration Statement on Form S-4, in connection with the proposed Merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about ADIC, Quantum, the Merger and related matters. Investors and shareholders are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus when they are available. The Registration Statement and the Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by ADIC or Quantum with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and shareholders may obtain free copies of the documents filed by ADIC with the SEC by contacting Investor Relations (425) 881-8004 or email Invest@adic.com and of the documents filed by Quantum with the SEC from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

ADIC Agrees to Acquire Rocksoft; Patented Data De-Duplication Technology Improves Disk Storage Economics and Speeds Data Transport

ADIC announced March 14, 2006 a definitive agreement to acquire Rocksoft Limited, of Adelaide, Australia. Rocksoft’s patented data de-duplication software finds and eliminates redundant data, changing the fundamental economics of disk-based data protection and data transmission by dramatically improving the utilization of disk resources and data transport networks. The strategic acquisition is expected to allow ADIC to help customers manage, move, retain, and protect their data more effectively on different kinds of storage resources. To learn more, click here.

Product Announcements

ADIC Ships 2,000th Scalar i500 Unit in First 5 Months

ADIC has shipped its 2000 th Scalar i500 unit, an award winning midrange library. With first units being shipped in late November 2005, the Scalar i500 has reached the 2,000-unit milestone in just 5 months, the fastest initial growth for any ADIC midrange library. “Strong and sustained end-user demand for the Scalar i500 has made it the fastest growing midrange platform in ADIC’s history,” explained Bill Britts, ADIC Executive Vice President for Products, Sales, and Service. Click here to read more. The Scalar i500 has also earned two prestigious awards from leading IT publications in China. Based on innovation, advanced technology, and performance, ADIC’s Scalar i500 has been named Product of the Year from China Computerworld and earned the Editor’s Choice Award from the China Center for Information Industry Development (CCID) and its affiliated publication, China Information World.

StorNext Data Management Software Functionality Expanded to Support Larger and More Active Workflow and Archive Environments

Upgrades to ADIC’s StorNext data management software solidifies the company’s position as the industry’s leading software for managing digital assets in high-performance workflow and multi-tier archive settings. New features in the StorNext 2.7 release will make it easier for users to create larger, more active, and more diversified managed storage environments. The expanded functionality means that users can manage more files, access them more quickly, and integrate more kinds of storage resources into their archives and workflow operations to help them finish projects faster and reduce overall storage costs. To read more, click here.

ADIC Ships New StorNext FX Software for Xsan 1.3

ADIC has announced the latest version of its StorNext ® FX data management software. StorNext FX enables greater consolidation of workflow processes in Apple® environments, helping users save time and increase productivity by allowing them to share their Xsan(TM) storage area networks and Xserve ® RAID systems with applications running on Linux, Windows, and UNIX platforms. The StorNext FX version 1.3 announced today offers compatibility with the recently released Xsan 1.3. Click here to read the press release.

Powering the Printing Company Behind Sports Illustrated and the New England Journal of Medicine with a SAN File System: An ADIC Case Study

Brown Printing Company, the fourth largest magazine printer in the United States, prints more than 700 different titles for 400 clients including Sports Illustrated and the New England Journal of Medicine. The pre-media side of printing, where raw files are prepared to be turned into printing plates, is a high performance workflow oriented environment that challenges conventional storage technology. To address this challenge, Brown Printing Company installed a SAN running ADIC’s StorNext storage management software under Dalim Software’s pre-press workflow tools. The new system increased the speed and efficiency of its printing operations ten fold. Click here to read the case study in its entirety.

Marketing Announcements

New White Paper: “Reduce Operating Expenses with SRM: Standards-based Approach Extends Management to Third-Party Devices and Tape Libraries”

EMC and ADIC are providing a good example of the management and economic benefit that the SMI-S standard can provide to end users. Both companies have built SMI-S support into flagship products: EMC into its ControlCenter™ SRM solution and ADIC into its Scalar iPlatform™ tape libraries. The result is that ControlCenter users are now able to directly manage ADIC libraries—third-party devices—along with their other storage and fabric resources. Because the two companies leverage the SMI-S open standard, users have the benefit of enhanced SRM functionality today, and they can expect to extend these capabilities to additional storage elements and tools as other vendors implement the standard, and as SMI-S increases its functionality. Click here to read more.

ADIC iPlatform Architecture and iLayer Management: A Technical White Paper

Executive Summary: ADIC’s iPlatform libraries and integral iLayer management software give disk-like management features to tape libraries to boost backup reliability, reduce service calls, speed up issue resolution, and lower users’ operating expenses. The technology also allows users to analyze predictive trend data, evaluate the integrity of their removable media and tape drives, and manage their tape libraries as part of the larger storage environment using standard SRM tools. The overall benefits from the ADIC approach to library management are more effective and reliable backup, reduced management overhead, and lower Total Cost of Ownership. The iLayer management approach also makes it easier for end users to deploy backup systems that mix disk and tape tiers. Click here to read this white paper.

Network World Webcast Event—“Leveraging SMI-S to Extend the Range of SRM Tools and Reduce Management Costs”

In the evolution of network storage and SRM tools, certain challenges have remained unanswered. While SRM tools can provide central management of geographically distributed storage resources, they were not able to discover, monitor and manage multi-vendor and cross-platform devices—until now. One solution is the standards-based approach using Storage Management Initiative Specification

(SMI-S), which enables single-console control of best-of-breed, cross-platform systems. What could be more important than streamlining infrastructure management, reducing operating expenses, and improving resource utilization? Click here to find out how to leverage the SMI-S standard to centrally manage your distributed, heterogeneous storage resources more economically and efficiently.